SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-191564

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [ ]Form 20-F [X] Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 2016

[ ]Transition Report on Form 10-K ¨ Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F ¨ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant BOSTON CARRIERS, INC.

Address of principal executive office 18 Nap. Zerva Str.,

City, state and zip code 166 75 Glyfada, Greece

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X]

(a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal year ended March 31, 2016 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Antonios Bertsos	(30)	6943 472323
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective December 31, 2015, Boston Carriers, Inc. (f/k/a Integrated Inpatient Solutions, Inc.), a company then operating in the Interior Design business (the “Company”), acquired all assets and liabilities of Boston Carriers LTD., a corporation organized under the laws of the Republic of the Marshall Islands. Effective March 21 2016, the Company changed its name from Integrated Inpatient Solutions, Inc. to Boston Carriers Inc., and redomiciled to the Marshall Islands. In January 2016, management of the Company decided to discontinue the Interior Design business, and to instead operate in the maritime transportation business. As a result, during the three months ended March 31, 2016, the Company operated in the maritime transportation business, while in the same period of 2015, the Company operated in the Interior Design business. Results of operations for the three months periods ended March 31, 2016 & 2015, will not be comparable and there will significant quantitative variances. A reasonable estimate of the results cannot be made as of the date of this form, as management and the Company’s accountants have not yet finalized their review of the Company’s financial statements for the three months period ended March 31, 2016.

BOSTON CARRIERS, INC.

Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 16, 2016 /s/ Antonios Bertsos

By: Antonios Bertsos

Title: Chief Executive Officer